Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of TEGNA Inc. for the registration of its common stock, preferred stock, debt securities, depositary shares, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our report dated March 1, 2019, with respect to the consolidated financial statements and schedules of TEGNA Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

April 30, 2021